FEMSA Shareholders’ Meeting Resolutions

Monterrey, Mexico, April 11, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) held its Annual Shareholders’ Meeting today (“the Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2024, the 2024 CEO’s annual report and the opinion of the Board of Directors for the year 2024.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2025.

The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors

The Annual Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.95475 per each Series "D" share and Ps. 0.7638 per each Series "B" share, which amounts to Ps. 4.5826 per "BD" Unit (BMV: FEMSAUBD) or Ps. 45.826 per ADS (NYSE: FMX), and Ps. 3.8190 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 25 of 2025, July 18 of 2025, October 17 of 2025 and January 16 of 2026.

Additionally, the Annual Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 2.1060 per each Series "D" share and Ps. 1.6848 per each Series "B" share, which amounts to Ps. 10.1084 per "BD" Unit (BMV: FEMSAUBD) or Ps. 101.084 per ADS (NYSE: FMX), and Ps. 8.4240 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 25 of 2025, July 18 of 2025, October 17 of 2025 and January 16 of 2026.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcs-web.com/shareholder-meeting-information

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	April 11, 2025	| Page 1